UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BAOSHINN CORPORATION

____________________________________

(Name of Registrant)

____________________________________

Nevada	333-134991	20-3486523
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

A-B 8/F Hart Avenue Tsimshatsui

Kowloon, Hong Kong

______________________________________________

(Address of Principal Executive Offices)

(852) 2815-1355
______________________________________________

(Registrant's Telephone Number, Including Area Code)

BAOSHINN CORPORATION

A-B 8/F Hart Avenue Tsimshatsui

Kowloon, Hong Kong

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Baoshinn Corporation (the "Company" or "Baoshinn") at the close of business on December 15, 2012 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about December 31, 2012.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about November 28, 2012, Baoshinn entered into an exchange agreement (the "Exchange Agreement") with Olive Oil Direct International, Inc. ("OODI").  Under the terms of the Exchange Agreement, the shareholders of OODI will exchange all their outstanding shares of OODI common stock and $100,000 in cash for approximately 1,485,000 shares of the common stock of Baoshinn (the "Exchange Transaction").  Upon completion of the proposed Exchange Transaction, OODI will become a wholly-owned subsidiary of Baoshinn.  In addition, immediately preceding the Exchange Transaction, Baoshinn will spin off its operating subsidiary Hong Kong Holdings, Inc. to its then current shareholders.

The Board of Directors of the Company, have agreed that at the closing of the Exchange Transaction, Mr. Sean Webster will be appointed as a director of the Company, subject to the filing and dissemination of this Schedule 14f-1, and Messrs. Benny Kan and Mike Lam will submit their resignations as directors of the Company, subject to the filing and dissemination of this Schedule 14f-1. As a result thereof, immediately after the closing of the Exchange Transaction, Mr. Webster will constitute the entire Board of Directors of the Company.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new director. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 300,000,000 shares of common stock, par value $.0001 per share, of which 2,140,000 shares are issued and outstanding and 100,000,000 shares of $.0001 par value preferred stock, of which no shares have been issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

Name and Address	Age	Position(s)
Sean Webster	40	President, C.F.O., Director
Benny Kan	47	C.E.O., Director
Mike Lam	40	Director, Secretary

The directors named above serve for one year terms or until their successors are elected or they are re-elected at the annual stockholders’ meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, none of which currently exists or is contemplated. There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.

Sean Webster has been the President and Chief Financial Officer of Baoshinn Corporation since March 25, 2008. Mr. Webster had been the Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of Biopack Environmental Solutions, Inc. from October 6, 2008 until April 27, 2012 and also served as its Chief Technology Officer and Principal Accounting Officer. Mr. Webster had been Senior Vice President of Finance & Business Development of Grand Power Logistics Group Inc., from April 8, 2008 until June 1, 2011. From January 1999 to April 1999, Mr. Webster served as an Investment Associate at Yorkton Securities, Inc. in Calgary, Canada. From May, 1999 he served as an Investment Advisor (Investment Dealers Association of Canada, Registered Representative) at Blackmont Capital Inc. until October 2007 (now called Macquarie Private Wealth). He served as Lead Broker for Grand Power Logistics Group Inc.'s (TSX-V:GPW) initial public offering in November 2004 on the TSX Venture Exchange. Mr. Webster graduated from the University of Calgary in 1996 with BA in Economics, and a minor in Management and Commerce.

Mr. Benny Kan, C.E.O., Director. Mr. Kan joined the group in 2003. Mr. Kan has served as C.E.O. and Director of Baoshinn Corporation since March 31, 2006 when the company incorporated. Mr. Kan was the company CFO from March 31, 2006 to March 25, 2008. Before that, he was General Manager of Million Tour, King’s Travel Services Ltd. and King Travel Co. Ltd, where he managed ticketing and customer services and operation for nearly 20 years. Mr. Kan has extensive experience in ticketing, holiday options, accommodation wholesales and travel agency management. Mr. Kan is also a member of board of directors of Bao Shinn International Express Ltd., and Bao Shinn Holidays Limited both subsidiaries of Baoshinn Corporation.

Mr. Mike Lam, Director and Secretary.  Mr. Lam has served as a director since March 31, 2006. Mr. Lam will hold these positions until he resigns or his successor is elected. Mr. Lam has over 10 years of experience in air cargo and logistics services. With his extensive knowledge on sales and pricing, he has developed relationships with local and overseas clients. Since May 2000, Mr. Lam has served as General Manager of Grand Power Express and, since May, 1997 he has served as General Manager of Grand Power Express Forwarders Co. Ltd., and Grand Power Express Tourism Col Ltd. (Macau). Mr. Lam was the general manager of Grand Power Express Tourism Co Ltd. in Macao prior to joining the Company. He has more than 15 years experience working in the Travel industry. Mr. Lam spent the past 3 years in Grand Power Express Tourism Co Ltd.

Set forth below are the proposed directors and officers to be elected following the closing of the Exchange Transaction:

Name

Age

Position/Title

        Sean Webster

40

    Director

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed directors following the completion of the Exchange Transaction:

Sean Webster has been the President and Chief Financial Officer of Baoshinn Corporation since March 25, 2008. Mr. Webster had been the Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of Biopack Environmental Solutions, Inc. from October 6, 2008 until April 27, 2012 and also served as its Chief Technology Officer and Principal Accounting Officer. Mr. Webster had been Senior Vice President of Finance & Business Development of Grand Power Logistics Group Inc., from April 8, 2008 until June 1, 2011. From January 1999 to April 1999, Mr. Webster served as an Investment Associate at Yorkton Securities, Inc. in Calgary, Canada. From May, 1999 he served as an Investment Advisor (Investment Dealers Association of Canada, Registered Representative) at Blackmont Capital Inc. until October 2007 (now called Macquarie Private Wealth). He served as Lead Broker for Grand Power Logistics Group Inc.'s (TSX-V:GPW) initial public offering in November 2004 on the TSX Venture Exchange. Mr. Webster graduated from the University of Calgary in 1996 with BA in Economics, and a minor in Management and Commerce.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 15, 2012, by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all our directors and officers as a group.

Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percentage of Class(2)
Sean Webster 13th Floor, Yoo Hoo Tower, 38-42 Kwai Fung Crescent Kwai Chung, New Territories, Hong Kong	0	0
Bao Shinn Express Co. Ltd.(1) Unit E, 8/F, 8 Hart Avenue, Tsimshatsui, Kowloon, Hong Kong	825,000	38.551%
Benny Kan 1105 Tao Shue House, Lei Muk Shue Est., Kwai Chung, Kowloon, Hong Kong	181,500	8.481%
Mike Lam Unit E, 8/F, 8 Hart Avenue, Tsimshatsui, Kowloon, Hong Kong	82,500	3.855%
Wong Yun Leung Unit E, 8/F, 8 Hart Avenue, Tsimshatsui, Kowloon, Hong Kong	396,000	18.505%
All Officers and Directors as a Group	1,485,000	69.392%

(1)

Ricky Chiu beneficially owns 50% of this Company.

(2)

Applicable percentage ownership is based on 2,140,000 shares of our common stock outstanding as of December 15, 2012. There are no options, warrants, rights, conversion privileges or similar right to acquire the common stock of the Company outstanding as of December 15, 2012, other than those described in Item 11 above.

The following table sets forth the proposed beneficial ownership information after the closing of the Exchange Transaction:

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Jennifer Williams 1 Union Square West, Suite 609B New York, NY 10003	1,485,000	69.39%%
All Officers and Directors as a Group (5 persons)	1,485,000	69.39%

(1)   Applicable percentage ownership is based on 2,140,000 shares which will be outstanding assuming the successful completion of the Exchange Transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of the forms received by it during the fiscal year ended December 31, 2011 and written representations that no other reports were required, the Company does not believe that any persons required to make filings under Section 16(a) during such fiscal year failed to file such reports or filed such reports late.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers for services rendered during the fiscal year ended December 31, 2010 and 2011.

(All amounts in US$ 000‘s)						Long Term Compensation			Total
Compensation						Awards		Payouts
Name & Principal Position	Period	Salary	Bonus	Other Annual Comp.	Restricted Stock Awards	Securities Underlying Options/ SARs (#)	LTIP Payouts	All Other Compensation
Sean Webster	12 months ended December 31,2011	14,846	0	0	0	0	0	0	0
	12 months ended December 31,2010	0	0	0	0	0	0	0	0
Mike Lam	12 months ended December 31,2011	0	0	0	0	0	0	0
	12 months ended December 31,2010	0	0	0	0	0	0	0	0
Benny Kan	12 months ended December 31,2011	71,093	0	0	0	0	0	0	0
	12 months ended December 31,2010	71,672	0	0	0	0	0	0	0

No other executive received any compensation from the Company and any of its subsidiaries for the previous three years.

(a)

Option/SAR Grants

The Company has stock option plans that allow it to grant options to its key employees. Over the course of employment, the Company may issue vested or non-vested stock options to an employee.

In March, 2008 the Company implemented a vested and non-vested stock option plan and all the options granted under those plans expired March 31, 2011.

In the year ended March 31, 2008, a total of 300,000 of vested and 80,000 non-vested options were granted to employees of the Company at a price of $0.35 per share, exercisable for a term of three years.  No stock options have been granted to any of the officers or directors of the Company.

No stock options have been exercised by any employees, officers or directors since we were founded.

(b)

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of our officers, directors, employees or consultants since we were founded.

(c)

Compensation of Directors

The members of the Board of Directors are not compensated for acting as such. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director. There were no reimbursement expenses paid to any director.

(d)

Employment Contracts, Termination of Employment, Change-in-Control Arrangements.

There are no employments or other contracts or arrangements with our officers or directors. There are no compensation plans or arrangements, including payments to be made by us with respect to our officers, directors, employees or consultants that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants. There are no arrangements for compensation to our directors, officers, employees or consultants that would result from a change-in-control.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors will consist of only one member, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our director is also an officer and shareholder of the Company, he is not independent.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 15, 2012, the Company's Board of Directors on one occasion approved resolutions at a meeting of the Board of Directors.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Baoshinn Corporation, A-B 8/F Hart Avenue Tsimshatsui, Kowloon, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended December 15, 2012, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BAOSHINN CORPORATION
December 31, 2012.	By: /s/ Sean Webster
Sean Webster
President